AD
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06009791

IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Infor... ...quired of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 49852

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) **AND ENDING** 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MBSC, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Park Avenue

(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 6 2006 WASH. D.C. 152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Verity III — (Area Code – Telephone No.) 212-922-7892

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York, New York		10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 5 2006
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

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OATH OR AFFIRMATION

I, Gary Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MBSC, LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Signature

Title Chief Financial Officer

Notary Public

MARTIN R. KRASILOVSKY
Notary Public, State of New York
No. 01KR2194223
Qualified in Queens County
Certificate Filed in New York County
Commission Expires August 31, 2009

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (loss).**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
X	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 or a statement concerning exemption.**
X	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3 or a statement that none Is required.**
X	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
	(k)	**Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
	(l)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(m)	**An Oath or Affirmation**
	(n)	**A Copy of the SIPC Supplemental Report**
	(o)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(p)	**Independent auditor's report on internal control.**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

MBSC, LLC
(A Wholly Owned Subsidiary of
Dreyfus Service Corporation)

Statement of Financial Condition

December 31, 2005

(in thousands)

Assets		
Cash and cash equivalents (note 1(c))	$	16,725
Receivables from customers		1,581
Receivables from affiliates (notes 3(a) and (b))		336
Deferred income taxes (note 2)		85
Other assets		269
Total assets	$	18,996
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates (note 3(c))	$	509
Other liabilities and accrued expenses		155
Total liabilities		664
Member's equity		18,332
Commitments and other matters (notes 4, 5, and 6)		
Total liabilities and member's equity	$	18,996

See accompanying notes to financial statements.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Member and Board of Directors of
MBSC, LLC:

In planning and performing our audit of the financial statements of MBSC, LLC (the Company) (a wholly owned subsidiary of Dreyfus Service Corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2006